United States securities and exchange commission logo





                             January 23, 2024

       Kevin Amolsch
       Chief Executive Officer
       PFG Fund V, LLC
       6990 W 38th Ave, Suite 208
       Wheat Ridge, CO 80033

                                                        Re: PFG Fund V, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 27,
2023
                                                            File No. 024-12379

       Dear Kevin Amolsch:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Subscription Procedures, page 20

   1. We note your disclosure on page 21 that the Company has not set a maximum period of time to decide whether
to accept or reject a subscription. We also note that the
                                                        Company reserves the
right to withdraw or terminate the offering hereby at any time and may reject any offer to
purchase Notes in whole or in part. As it appears that you have an undetermined time to
process subscription requests and can reject a subscription for any reason and may withdraw
or terminate the offering at any time, please provide us your analysis as to whether
your offering should be considered to be a delayed offering and not a continuous offering
within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.
       Summary of Notes, page 43

   2. We note that your notes are offered with a minimum term of 60 months from the dates of issue and subject to
automatic renewal. We also note your statement on the cover page that the offering is in
an amount that at the time the offering circular is qualified, is reasonably expected to
be offered and sold within two years. Please revise to reconcile
 Kevin Amolsch
PFG Fund V, LLC
January 23, 2024
Page 2
       your disclosures. Please also provide us with your analysis as to whether the renewal of the Notes would constitute a distinct offer and sale of a security requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption.
Financial Statements, page F-1

3. Please revise to provide the unaudited interim financial statements for the six months ended June 30, 2023, as required by paragraph (c)(1) of Part F/S of Form 1-A, or advise.
Exhibits

4. Please file each of your exhibits separately and not as attachments to the end of the offering statement. Refer to Rule 102 of Regulation S-T.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,
FirstName LastNameKevin Amolsch
                                                             Division of
Corporation Finance
Comapany NamePFG Fund V, LLC
                                                             Office of Real
Estate & Construction
January 23, 2024 Page 2
cc:       Kevin Kim, Esq.
FirstName LastName